HARTMAN VREIT XXI, INC.

2909 Hillcroft, Suite 420

Houston, Texas 77057

December 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC

Attention: Ms. Sandra Hunter

Re: Hartman VREIT XXI, Inc. – Application for Withdrawal of Erroneous Filing

Dear Ms. Hunter:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Hartman VREIT XXI, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective immediately, of the filing made by the Company with the Commission under the submission type “POS AM” on December 5, 2017.  The filing made by the Company on December 5, 2017 was intended to be filed as a supplement to the Company’s prospectus pursuant to Rule 424(b)(3) of the Securities Act, not as a post-effective amendment to the Company’s Registration Statement on Form S-11 (No. 333-207711).

As a result of a technical error, the prospectus supplement filing was inadvertently filed under the submission type “POS AM.”  The Company refiled the prospectus supplement with the Commission on December 8, 2017 under the correct submission type, “434B3.”  The Company respectfully requests the withdrawal of the inadvertent POS AM submission.

Should you have any further questions or require additional information, please contact Aaron Hendricson of Alston & Bird LLP at 214-922-3412.

Very truly yours,

HARTMAN VREIT XXI, INC.

By: /s/ Louis T. Fox, III

      Louis T. Fox, III

      Chief Financial Officer